

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2021

David M. Wehner
Chief Financial Officer
Facebook, Inc.
1601 Willow Road
Menlo Park, CA 94025

> **Re: Facebook, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2020**
> **File No. 001-35551**

Dear Mr. Wehner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2020

General

1.   We note that you provided more expansive disclosure in your CSR report than you provided in your SEC filings, including with respect to projects and agreements you have entered into to lower your greenhouse gas emissions and your assessments of climate-related risks. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your CSR report.

Business, page 7

2.   There have been significant developments in federal and state legislation and regulation and international accords regarding climate change. We note that you have not discussed the impact of pending or existing climate change-related legislation, regulations, and international accords in your SEC filings. Please revise your disclosure to identify material existing climate change-related legislation, regulations, and international accords and any material effect on your business, financial condition, and results of operations.

Risk Factors, page 12

3. Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes.

4. Disclose any material litigation risks related to climate change and the potential impact to the company.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

5. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

- decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources, including energy use at your offices and data centers, and emissions relating to your server hardware and consumer products;
- increased demand for goods or services that result in lower emissions than competing products;
- increased competition to develop innovative new products or services that result in lower emissions; and
- any anticipated reputational risks resulting from operations, products or services that produce material greenhouse gas emissions.

6. You disclose that your business may be subject to interruptions, delays, or failures resulting from earthquakes, adverse weather conditions, or other natural disasters. If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include the following:

- severity of weather as a result of climate change, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality;
- quantification of material weather-related damages to your property or operations;
- potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
- any weather-related impacts on the cost or availability of insurance.

7. Quantify any material increased compliance costs related to climate change.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Michael Kaplan